February 15, 2007


United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3651
Attn: Ms. Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Emerging Growth Companies


                  Re: Drinks Americas Holdings, Ltd
                      Form 10-KSB Correspondence
                      Filed November 2, 2006
                      File No. 000-19086


Dear Ms. Jenkins:

This refers to your letter of January 11, 2007 addressed to Mr. Kenny of Drinks Americas Holdings, Ltd (the "Company" or "Holdings"). We have responded to your questions by referencing the paragraph numbers used in your January 11, 2007 letter.

Item 1

We will restate our audited consolidated financial statements as of April 30, 2006 and for the fiscal year then ended as well as our unaudited interim consolidated financial statements for each of the quarterly periods ended October 31, 2005, January 31, 2006, July 31, 2006 and October 31, 2006 to recognize the fair value of all common stock and warrant transactions based on the quoted market price of the Company's common stock. Their will be no discounts applied when valuing these equity transactions.

We will also restate our audited consolidated as of April 30, 2006 and for the fiscal year then ended as well as our unaudited interim consolidated financial statements for each of the quarterly periods ended January 31, 2006, July 31, 2006 and October 31, 2006 to recognize the value of beneficial conversion features on convertible debt issued. If detachable warrants were issued with the debt we will value the conversion options of the debt by first allocating the offering proceeds between the warrants and the convertible debt in order to determine the effective purchase price for the debt and accordingly the effective conversion price of the debt.

With respect to the March 6, 2005 transactions, the Company valued the common stock issued in connection with the exchange of Drinks Americas Inc. ("Drinks") obligations for common stock on March 6, 2005 based on management's best judgment of the Company's stock value at that time. At that time their were several transactions which affected the market price of the Company's stock as follows:

On March 9, 2005 the shareholders of Gourmet Group, Inc, ("GOUG"), a public "shell" effectively completed a one for ten reverse split of its shares with its shareholders and changed its name to Drinks Americas Holdings, Inc. Immediately thereafter, the shareholders of Holdings completed a share exchange with the shareholders of Drinks and the members of Maximillian Mixers LLC ("Mixers"). The shareholders of Holdings acquired all of the outstanding shares of Drinks and the membership interests of Mixers and the shareholders of Drinks and Mixers became holders of approximately 91.75% of the outstanding common stock of Holdings. On March 6, 2005, Drinks, in anticipation of the share exchange, reached agreements to exchange various obligations for common stock of Holdings. The shares were valued by management of the Company at $0.45 per share. For the quarter ended April 30, 2005 the shares were listed under Gourmet Group. There was little trading at that approximate time reflecting the values of the Company's common stock. The shares traded, albeit at a very low volume, on February 3, 2005 at $.00125 per share (71 shares traded). The next trades were substantially after March 6, on April 25, 2005, reaching a peak of $1 per share. Management believed the $0.45 was a fair valuation of the stock of the Company and due to very limited trading activity (almost none), could not rely on the quoted market price which was close to zero on March 6, 2005.

Item 2

We will restate our October 31, 2005 unaudited consolidated financial statements and all subsequent consolidated financial statements issued as provided in this response labeled Item 2. We will value the Rheingold intangible assets based on the fair value of our common stock (without discounts) issued and issueable as consideration for the assets (the "Consideration Shares"). No discounts will be reflected in the restatements. The impairment charge of $527,078 indicated in our previous response (letter dated October 23, 2006) was based on an allocation of the purchase price to the intangible assets (prior to impairment) valued applying a discount on the Consideration Shares. The impairment charge will ultimately be approximately $850,000. On reviewing the issues we have determined in accordance with SFAS 144 that the reported value of the assets were not recoverable. This was based on a determination by the Company that it was necessary to reformulate the product and that additional investment was necessary to bring the product to market. The Company believes that the fair value of the intangible assets as of April 30, 2006 was approximately $400,000, which will be amortized over an expected life of 15 years beginning in our second quarter fiscal 2008 (our October 23, 2006 letter erroneously indicated the second quarter 2008), the period we expect sales to commence for the related product.

We have considered your suggestion with respect to items 4.02 and 2.06 under Form 8-K. We note that our responses to the SECs inquiry have been made through Edgar filings and thus are a matter of public record.

Nonetheless we will file an 8-K as contemplated in your last correspondence to us under both items under 4.02 and 2.06.

Because the Company would not be able to amend its prior periodic reports containing the financial statements to be restated without unreasonable effort or expense the Company requests to address the restatements as follows:

The Company's quarterly report on Form 10-QSB for the period ended January 31, 2007 (the "January 2007 Form -QSB") - which the Company expects to file with the SEC on or before March 17, 2007, will include (i) note disclosure as to the nature , amounts and effects of the restatements of the previously issued financial statements; (ii) the restatements impact on the Company's financial statements for the fiscal year ended April 30, 2006, (iii) unaudited restated summary quarterly financial data for each of the last quarters ended October 31, 2005, January 31, 2006, July 31, 2006, October 31, 2006; and (iv) disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations relating to such restatements.

In addition to the items addressed in your January 11, 2007 letter, we previously agreed in our letters of August 25, 2006 and October 23, 2006 to amend certain of our previously filed period reports to correct certain of our officers' certifications, clarify certain of the footnotes contained in our consolidated financial statements and make certain other changes. We propose to address all of these items by footnote disclosure, in narrative form, reflecting the appropriate changes, the factual clarifications and the specific Reports involved. When appropriate, we will indicate that the disclosure in the footnote relates to a relevant prior period and although disclosed at this time, reflect the facts as existing on the dates covered by the specific Period Report being discussed.

Please consider the approach we have outlined above. We would appreciate your consent to addressing the issues in this manner. Obviously, it would greatly simplify the process and in our view be less confusing than a series of amendments filed at approximately the same time.


The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very truly yours,


                                                /s/
                                                   --------------------
                                                Jason Lazo
                                                Chief Operating Officer